Filed by The Black & Decker Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and deemed

filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-01553)

Contact:	Mark M. Rothleitner
Vice President
Investor Relations and Treasurer
410-716-3979

Roger A. Young
Vice President
Investor and Media Relations
410-716-3979

FOR IMMEDIATE RELEASE: Wednesday, March 10, 2010

Subject: Black & Decker Issues Further Statement in Connection with the Special Meetings of Stockholders to Consider the Stanley Transaction

Towson, MD — On March 9, 2010, The Black & Decker Corporation (NYSE:BDK) issued a press release in which it stated, in part, that “Personal business relationships between individuals (as opposed to relationships with the company) generally are not relevant to the independence tests under the New York Stock Exchange rules because they do not create a material relationship between a director and the company.” In discussions between representatives of the New York Stock Exchange (“NYSE”) and Black & Decker after the issuance of the press release, representatives of the NYSE advised Black & Decker that, in interpreting its rules, the NYSE believes relationships between a director and a member of senior management that are material to either party should be considered by a board of directors in its evaluation of a director’s independence.

Stockholders of Black & Decker and The Stanley Works are referred to the press release of Black & Decker dated March 9, 2010, for information concerning the voting of their shares, including the means by which stockholders may change their vote.

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Additional Information

In connection with the proposed transaction between The Stanley Works (“Stanley”) and The Black & Decker Corporation (“Black & Decker”), Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at http://www.sec.gov and Stanley’s website related to the transaction at http://www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 2, 2010, which was filed with the SEC on February 22, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 19, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. These documents can be obtained free of charge from the sources listed above.

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